                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549




                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                                In respect of its
 U.S. Dollar 15,000,000 Callable 6.36 per cent. Bonds of 1999, due June 23, 2004



                    Filed pursuant to Rule 3 of Regulation BW



                              Dated: June 17, 1999

        The following information regarding the U.S. Dollar 15,000,000 Callable
6.36 per cent. Bonds of 1999, due June 23, 2004 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 30,
1998) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 15,000,000 Callable 6.36 per cent. Bonds of 1999, due June 23, 2004.

               (b) The interest rate shall be 6.36 per cent., payable monthly on the 23rd of each month.

               (c) Maturing June 23, 2004. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on June 23, 2000 and semi-annually thereafter with 10 days' notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               The Bank will enter into a Terms Agreement with Merrill Lynch as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 15,000,000 at 100%, less commissions of 0.75% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about June 23, 1999.

               The Terms Agreement will provide that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

               The Manager is expected to offer the Notes to the public at 100%.

        Item 3.  DISTRIBUTION SPREAD

                  Price to                Selling Discounts and    Proceeds to the Bank(1)
                   Public                      Commissions
               Per Unit: 100%                     0.75%                    99.25%
           Total: USD 15,000,000               USD 112,500             USD 14,887,500

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               Not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               None

--------

(1)   Without deducting expenses of the Bank, which are not yet known.